December 21, 2012

Kathryn McHale
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:          Prosper Marketplace, Inc.
Registration Statement on Form S-1
File No. 333-182599

Dear Ms. McHale:

Prosper Marketplace, Inc. (“PMI”), in connection with its Registration Statement on Form S-1 (File No. 333-182599) initially filed with the U.S. Securities and Exchange Commission on July 10, 2012, hereby requests the acceleration of the effectiveness of said Registration Statement to 2:00 p.m., Eastern time, on December 27, 2012.

In connection with the foregoing request, PMI acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve PMI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	PMI may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 593-5464 or Keir D. Gumbs at (202) 662-5500 if you have any questions in response to this request.

Sincerely,

Natasha Cupp
Natasha Cupp
Corporate Counsel

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004